

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via E-mail

May 6, 2016

Frank d. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Ft. Worth, TX 76107

Re: Lonestar Resources US Inc.
Amendment No. 3 to Registration Statement on Form 10-12B
Filed April 21, 2016
Response letter dated April 21, 2016
File No. 1-37670

Dear Mr. Bracken:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Response Dated April 21, 2016

Annex A-2

1. Your supplemental information includes the statement "…Lonestar has successfully drilled, completed and produced multiple 8000 foot laterals on both of these properties [Burns Ranch and Horned Frog]". (Underlining added.) In the materials that you have provided us to date, we are unable to locate any data supporting the statement that you have successfully produced 8000 foot laterals. Please provide us with the engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these 8000 foot laterals. Include the line items for capital costs incurred for each of the laterals. Please ensure that the decline parameters (b-factor, initial/final production rates, initial/terminal decline rates), EURs and cumulative production figures are presented on the rate/time plots or another convenient location. Include a discussion

addressing your application of reliable technology to establish your PUD reserves using actual production.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704, with questions regarding engineering comments, Joseph Klinko, Staff Accountant, at (202) 551-3824, or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, or me at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources